Exhibit 99.2

SUBSCRIPTION AGREEMENT

THIS AGREEMENT is made and entered into as of March 27, 2012, by and among SINOFIELD GROUP LIMITED, a company incorporated under the laws of the British Virgin Islands (IBC No. 1385327) whose registered office is located at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (the “Company”), and CHINA MERCHANTS NEW ENERGY GROUP LIMITED, a company incorporated under the laws of the British Virgin Islands (IBC No. 595206) whose registered office is located at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands (the “Subscriber” or “CMNE” ).

WHEREAS, the Subscriber desires to invest in the Company, including the Company’s operating Subsidiaries, to engage in the business of the development of rooftop solar power plants and systems in China and such other businesses and other activities as may be determined from time to time (the “Business”); and

WHEREAS, the Subscriber wishes to subscribe for and purchase from the Company, and the Company wishes to issue and allot to the Subscriber, upon the terms and conditions set out in this Agreement, certain ordinary shares of the Company in accordance with the terms of this Agreement.

NOW, THEREFORE, for and in consideration of the premises and covenants set forth herein and of other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. As used herein, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

“Affiliate” of any Person shall mean any other Person that, directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” shall mean this Subscription Agreement, together with the Schedules and Annexes hereto, as modified, supplemented or amended from time to time.

“Articles of Association” shall mean the memorandum of association and articles of association of the Company, as modified, supplemented or amended from time to time in accordance with the terms hereof and thereof.

“Board of Directors” shall mean the board of directors of the Company.

“Business” shall have the meaning provided in the recitals of this Agreement.

“Business Day” means any day except a Saturday, Sunday or other day on which commercial banking institutions in Hong Kong or the PRC are authorized or required to close.

“Closing” shall mean the performance by the Parties of their respective obligations in accordance with the provisions of Article V.

“Closing Date” shall have the meaning provided in Section 5.1.

“CMNE” shall have the meaning provided in the preamble of this Agreement.

“Control” shall have the meaning provided in the definition of “Affiliate” in this Section 1.1.

“Corporate Structure” shall have the meaning provided in Section 2.1.

“CTNE” shall have the meaning provided in Section 3.2.

“Directors” shall mean members of the Board of Directors.

“Director’s Certificate” shall have the meaning provided in Section 4.1(f).

“Encumbrances” shall mean any mortgage, charge, pledge, lien (otherwise than arising by statute or operation of law), equities, hypothecation or other encumbrance, priority or security interest, deferred purchase, title retention, leasing, sale-and-repurchase or sale-and-leaseback arrangement whatsoever over or in any property, assets or rights of whatsoever nature and includes any agreement for any of the same.

“Exclusive Development Rights” shall have the meaning provided in Section 3.2.

“Governmental Authority” shall mean any country or any provincial, state or political subdivision thereof and any administration, agency, court, commission or other authority exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including, without limitation, any stock or commodities exchange or other quasi-governmental entity established to perform such functions.

“Group” shall mean the Company and its Subsidiaries; “Group Company” shall be construed as any member of the Group, and “Group Companies” shall be construed accordingly.

“HK$” shall mean Hong Kong dollars, the lawful currency of the Hong Kong Special Administration Region of the People’s Republic of China.

“Intellectual Property Rights” shall mean patents, trade marks, service marks, trade names, logos, internet domain names, rights in designs, copyrights (including rights in computer software and databases), and applications for registration and registrations for the grant of any such rights and all rights or forms of protection having equivalent or similar effect anywhere in the world, together with all trade names, brands, trade secrets, confidential and proprietary information, formulas, designs, proprietary rights, know-how and processes.

“Ordinary Shares” shall mean ordinary shares of the Company with a par value of US$1.00 each, as provided in the Articles of Association.

“PRC” shall mean the People’s Republic of China.

“Parties” shall mean CMNE and the Company and their respective successors and permitted transferees in accordance with the terms of this Agreement.

“Person” shall mean any individual, corporation, partnership, joint venture, association, trust, limited liability company or any other entity or organization, including a governmental or political subdivision or an agency, unit or instrumentality thereof.

“Regulatory Approvals” shall mean any license, approval, authorization or consent of, or filing, registration or qualification with, or notice to, any Governmental Authority which is required to be made or obtained in connection with the transactions contemplated by this Agreement and/or the conduct of the Business as contemplated by this Agreement and the Articles of Association.

“Subscriber” shall have the meaning provided in the recitals of this Agreement.

“Subscription” shall mean the subscription of Ordinary Shares by the Subscribers as set forth in Article III.

“Subsidiary” of any Person shall mean any other Person of which the first Person, directly or indirectly: (i) has the power to appoint or remove a majority of the board of directors or, if such other Person does not have a board of directors, other individuals performing similar functions; or (ii) controls 50% or more of the issued shares or securities of such other Person having power to vote; “Subsidiaries” shall be construed accordingly.

“Transaction Documents” shall mean this Agreement and any other agreement or instrument to be entered into in connection with the Subscription collectively.

“US$” shall mean United States dollars, the lawful currency of the United States of America.

“Warranties” shall mean the representations and warranties of the Parties as provided in Article VI of this Agreement.

Section 1.2 Principles of Construction. All references to Articles, Sections, Schedules and Annexes are to articles, sections, schedules and annexes in or to this Agreement unless otherwise specified. The words “hereof”, “herein”, and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

ARTICLE II

THE COMPANY; COOPERATION

Section 2.1 Company and its Subsidiaries. The corporate particulars of the Group Companies as of the date hereof are set out in Schedule 1 and Schedule 2 of this Agreement (the “Corporate Structure”).

Section 2.2 Cooperation by the Parties.

(a) Subject to satisfaction or wavier of the conditions set forth in Article IV, each of the Parties shall use its best efforts to complete the Subscription, upon completion of which CMNE shall legally and beneficially own 68.75% of the issued and outstanding share capital of the Company. As soon as practicable after the Closing Date, the Subscriber shall be entered into the Company’s Register of Members as registered shareholder of the Company.

(b) Each of the Parties shall cooperate and use its best efforts to make all required filings with any Governmental Authority and to obtain all Regulatory Approvals (i) necessary for such Party to perform its obligations under this Agreement, and (ii) necessary for the Group Companies to conduct the Business. Each of the Parties shall also use its best efforts to fulfill all of the conditions required to be fulfilled by such Party or any of its Affiliates as provided under Article IV.

ARTICLE III

SUBSCRIPTION OF ORDINARY SHARES

Section 3.1 Subscription. Subject to the satisfaction of the conditions set forth in Article IV, the Subscriber agrees to subscribe for 220 Ordinary Shares, and the Company agrees to issue to the Subscriber such Ordinary Shares free from Encumbrances on the Closing Date.

Section 3.2 Consideration for the Subscription. As consideration for the 220 Ordinary Shares, on the Closing Date, the Subscriber shall transfer, free from any Encumbrance, to the Company its entire equity interest in China Technology New Energy Limited, a company incorporated under the laws of the British Virgin Islands (Company No. 1456439) whose registered office is located at P.O.Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (“CTNE”) which shall hold exclusive rights to develop 180 MW roof-top solar plants in China valid for 25 years (the “Exclusive Development Rights”) valued at an agreed upon amount equal to HK$132,000,000. The Exclusive Development Rights are mainly comprised of 25-year exclusive rights to develop solar plants on warehouse rooftops of three enterprises within China: China Merchants Logistics Holding Co., Ltd., China Merchants Bonded Logistics Ltd. and China Ocean Shipping Agency Shenzhen Ltd. The corporate particulars of CTNE as of the date hereof and immediately prior to the Closing are set out in Schedule 3 of this Agreement. Immediately after the Closing, the Company shall legally and beneficially own 100% of the share capital of CTNE, free from any Encumbrance (on an as-converted and fully-diluted basis).

ARTICLE IV

CONDITIONS TO CLOSING

Section 4.1 Conditions to the Subscriber’s Obligations at Closing. The obligation of the Subscriber to effect the closing of the Subscription under this Agreement is subject to the fulfillment, prior to or on the Closing Date, of each of the following conditions (any or all of which, to the extent permitted by law, may be waived by written agreement of the Subscriber):

(a) Representation and Warranties. The representations and warranties of the Company contained in Article VI of this Agreement shall be true and correct in all material respects on and as of the Closing Date with the same effect as though made again on and as of such date.

(b) Performance of Obligations. The Company shall have performed and complied in all material respects with all obligations and covenants required to be performed or complied with by it on or prior to the Closing Date (including the obligations set forth in Article V to be performed at the Closing).

(c) No Government Injunction. There is not pending or threatened any action, proceeding or investigation that seeks any governmental injunction or restraining order issued by a court of competent jurisdiction against the Company or any members of the Group or the consummation of any of the transactions contemplated by this Agreement that can reasonably be expected to have a material adverse effect on any Subscriber, any members of the Group or the Business of the Group Companies.

(d) No Material Adverse Change. There shall not have occurred any material adverse changes in the financial markets, governmental regulations and business environment in China, Each of the Company and its Subsidiaries shall be able to conduct the Business in China and has not suffered a material adverse change in connection with condition, assets relating to, or results or prospects of its operation or business.

(e) The Group. Each of the Company and its Subsidiaries shall be in good standing. The Company shall have duly authorized, executed and delivered a signature page to this Agreement and to any other Transaction Documents, shall have duly authorized the issuance of the Ordinary Shares to be issued in connection with the Subscription.

(f) Due Authorization. The Boards of Directors and the shareholders of the Company shall have approved and authorized by all necessary corporate action (i) the execution and delivery of the Transaction Documents, (ii) all actions to be performed or satisfied under the Transaction Documents, and (iii) all other actions necessary in connection with the transactions contemplated by the Transaction Documents, and shall have provided the Subscriber with a copy of such authorizations certified by an officer or a Director of the Company (the “Director’s Certificate”).

(g) Diligence Review. The Subscriber shall be satisfied with the results of its legal, financial, technical, business and personnel diligence review of the Company and its Subsidiaries.

Section 4.2 Conditions to the Company’s Obligations at Closing. The obligation of the Company to effect the closing of the Subscription under this Agreement is subject to the fulfillment, prior to or on the Closing Date, of each of the following conditions (any or all of which, to the extent permitted by law, may be waived by written agreement of the Company):

(a) Representation and Warranties. The representations and warranties of the Subscriber contained in Article VI of this Agreement shall be true and correct in all material respects on and as of the Closing Date with the same effect as though made again on and as of such date.

(b) Performance of Obligations. The Subscriber shall have performed and complied in all material respects with all obligations and covenants required to be performed or complied with by it on or prior to the Closing Date (including the obligations set forth in Article V to be performed at the Closing).

(c) No Government Injunction. There is not pending or threatened any action, proceeding or investigation that seeks any governmental injunction or restraining order issued by a court of competent jurisdiction against the Subscriber or the consummation of any of the transactions contemplated by this Agreement that can reasonably be expected to have a material adverse effect on any Subscriber, any members of the Group or the Business of the Group Companies.

(d) No Material Adverse Change. Each of CTNE and its Subsidiaries shall be able to conduct the Business in China and has not suffered a material adverse change in connection with condition, assets relating to, or results or prospects of its operation or business.

(e) The Group. Each of the Subscriber, CTNE and its Subsidiaries shall be in good standing. The Subscriber shall have duly authorized, executed and delivered a signature page to this Agreement and to any other Transaction Documents, shall have duly authorized the transfer of the entire equity interest in CTNE in connection with the Subscription.

(f) Due Authorization. The boards of directors of the Subscriber shall have approved and authorized by all necessary corporate action (i) the execution and delivery of the Transaction Documents, (ii) all actions to be performed or satisfied under the Transaction Documents, and (iii) all other actions necessary in connection with the transactions contemplated by the Transaction Documents, and shall have provided the Company with a copy of such authorizations certified by an officer or a Director of the Subscriber.

(g) Appraisal and Diligence Review. The Company shall have received valuation report(s) appraising CTNE and the Exclusive Development Rights issued by an independent international appraiser acceptable to the Company, the form and substance of which shall be to the satisfaction of the Company. The Company shall be satisfied with the results of its legal, financial, technical, business and personnel diligence review of the CTNE and its Subsidiaries.

ARTICLE V

CLOSING AND DELIVERY

Section 5.1 Closing. Subject to the due satisfaction or waiver of the conditions provided in Article IV and the provisions of this Article V, Closing shall take place at the offices of the Company located at Unit 1010-11, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong on April 2, 2012, or at such other place, time and/or date as may be mutually agreed upon by the Parties (the “Closing Date”).

Section 5.2 Delivery by the Company. At the Closing, the Company shall deliver to the Subscriber:

(a) certified true copy of resolutions of Board of Directors and the shareholder resolutions of the Company which duly authorized the issuance of the Ordinary Shares to be issued in connection with the Subscription;

(b) a Director’s Certificate in accordance with Section 4.1(f);

(c) the newly issued and duly signed and sealed share certificates representing 220 Ordinary Shares in name of the Subscriber and/or its nominee(s); and

(d) such other documents (including any power of attorney under which any document required to be delivered under this Section has been executed and any waivers or consents) as the Subscriber may require to enable the Subscriber and/or its nominee(s) to be registered as a holder of Ordinary Shares, and all other items required at the Closing under Section 4.1.

Section 5.3 Delivery by the Subscriber. At the Closing, the Subscriber shall deliver to the Company:

(a) certified true copy of resolutions of board of directors of the Subscriber and CTNE which duly authorized the subscription of the Ordinary Shares and the transfer of entire equity interest of CTNE in connection with the Subscription;

(b) the instrument of transfer to give effect to the transfer of one (1) share in CTNE to the Company, duly executed by the Subscriber;

(c) the Director’s Certificate in accordance with Section 4.2(f);

(d) the newly issued and duly signed and sealed share certificate representing one (1) share of CTNE in name of the Company; and

(e) such other documents (including any power of attorney under which any document required to be delivered under this Section has been executed and any waivers or consents) as the Company may require to enable the Company to be registered as the sole holder of the shares of CTNE, and all other items required at the Closing under Section 4.2 .

ARTICLE VI

REPRESENTATIONS AND WARRANTIES

Section 6.1 Each Party. Each Party hereby represents and warrants to the other Parties that on the date hereof and as of the Closing Date:

(a) Corporate Status, Power and Authority. Such Party has full power and authority (corporate or otherwise) to enter into and perform its obligations under this Agreement.

(b) Authorization and Enforceability. The execution and delivery of this Agreement and the performance of the obligations hereunder has been duly authorized (corporate or otherwise) by such Party and this Agreement constitutes a valid and binding obligation of such Party, enforceable against such Party in accordance with its terms.

(c) No Conflicts. The execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby will not (i) result in a violation of any term of such Party’s organizational documents, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, any material agreement, indenture or instrument to which such Party is a party, or (iii) result in a violation of any material law, rule, regulation, order, judgment or decree applicable to such Party.

(d) Regulatory Approvals. No consent, waiver, approval or authorization of any Governmental Authority or any filing, registration or qualification with or notice to, any Governmental Authority is required on the part of such Party in connection with such Party’s execution or delivery of this Agreement or the performance of any of its obligations hereunder, other than in each case that have been received or made or that will be received or made prior to the Closing.

(e) Litigation. To the best knowledge of such Party after having made due inquiry, there are no judicial or administrative actions, proceedings or investigations pending or threatened against such Party that questions the validity, binding nature and enforceability of this Agreement or the ability of such Party to perform the obligations hereunder or thereunder.

(f) No Brokers. Neither such Party nor any of its subsidiaries has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the transactions contemplated by this Agreement.

Section 6.2 The Company. In addition to the representations and warranties made in the Section 6.1 above, the Company and its Subsidiaries jointly represent and warrant to the Subscriber, as of the date hereof and as of the Closing Date, as follows:

(a) Capitalization. The Company has an authorized and outstanding capitalization as set forth in Schedule 1. The Ordinary Shares of the Company issuable to the Subscribers in connection with the Subscription have been duly authorized and, upon issuance thereof in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable and free and clear of all Encumbrances, other than any Encumbrances created by the Subscribers, and rank pari passu with other Ordinary Shares of the Company. Except as contemplated by this Agreement, there are no outstanding options, warrants or other securities convertible into, or exercisable or exchangeable for, any shares of capital stock of the Company, nor are there any contracts, commitments, understandings or arrangements by which the Company is bound to issue any shares of its capital stock or any such options, warrants or other securities.

(b) Due Diligence Documents. The Company and its Subsidiaries have timely submitted and delivered to the Subscribers all reports, schedules, forms, statements, and other documents requested by the Subscribers for their due diligence review (the “DD Documents”). Such DD Documents delivered by or on behalf of the Company in anticipation of the Subscription, taken as a whole, do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) Taxes. Except as disclosed in the DD Documents, each of the Company and its Subsidiaries has filed all tax returns, reports and declarations that are required to be filed or has requested extensions thereof and has paid all taxes required to be paid by it and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable, except for any such assessment, fine or penalty that is currently being contested in good faith.

(d)  Licenses. The Company and its Subsidiaries have all licenses, franchises, permits and approvals of and from all governmental regulatory officials and bodies that are necessary and material to conduct their Business.

(e) Property. The Company and its Subsidiaries have good and valid title to all material real property owned by them and good and valid title to all material personal property owned by them, in each case free and clear of all Encumbrances, except where such title is mortgaged or pledged in the ordinary course of business and such mortgage or pledge does not materially interfere with the use made and proposed to be made of such property; and any material property and buildings held under lease or license by each of the Company and its Subsidiaries are held by it under valid, subsisting and enforceable leases or licenses with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its Subsidiaries.

(f) Absence of Certain Changes. Except as disclosed in the DD Documents, there has been no material adverse change and no material adverse development in the business, assets, liabilities, properties, operations, condition (financial or otherwise), results of operations or prospects of the Company and its Subsidiaries taken as a whole (a “Company Material Adverse Effect”). Neither the Company nor any of its Subsidiaries has taken any steps to seek protection pursuant to any bankruptcy law nor does the Company or any of its Subsidiaries have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings or any fact which would reasonably lead a creditor to do so.

(g) Transactions with Affiliates. Except as disclosed in the DD Documents, none of the officers, directors or employees of the Company or any of its Subsidiaries is presently a party to any transaction with the Company or any of its Subsidiaries (other than for ordinary course services as employees, officers or directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such officer, director or employee or, to the knowledge of the Company, any corporation, partnership, trust or other entity in which any such officer, director, or employee has a substantial interest or is an officer, director, trustee or partner.

(h) Indebtedness. Except as disclosed in the DD Documents, neither the Company nor any of its Subsidiaries has any outstanding Indebtedness (as defined below). For purposes of this Agreement, the “Indebtedness” means, without duplication (i) all indebtedness for borrowed money, (ii) all obligations issued, undertaken or assumed as the deferred purchase price of property or services (other than trade payables entered into in the ordinary course of business), (iii) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (iv) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (v) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness, and (vi) all monetary obligations under any leasing or similar arrangement which, in connection with generally accepted accounting principles, consistently applied for the periods covered thereby, is classified as a capital lease.

(i) Intellectual Property Rights. The Company and its Subsidiaries own or possess adequate rights or licenses to use all trademarks, trade names, service marks, service mark registrations, service names, original works of authorship, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and other intellectual property rights and all applications and registrations therefor necessary to conduct their Business as now conducted. Neither the Company nor any of its Subsidiaries is infringing or has infringed the Intellectual Property Rights of any other Person. There is no claim, action or proceeding being made or brought, or to the knowledge of the Company, being threatened, against the Company or any of its Subsidiaries regarding its Intellectual Property Rights. Neither the Company nor any of its Subsidiaries is aware of any facts or circumstances which might give rise to any of the foregoing infringements or claims, actions or proceedings.

(j) Internal Accounting Controls. Except as disclosed in the DD Documents, the Company’s parent company and its subsidiaries as a whole maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset and liability accountability, (iii) access to assets or incurrence of liabilities is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any difference.

Section 6.3 The Subscriber. In addition to the representations and warranties made in the Section 6.1 above, the Subscriber represents and warrants to the Company, as of the date hereof and as of the Closing Date, as follows:

(a) Capitalization of CTNE. CTNE has an authorized and outstanding capitalization as set forth in Schedule 3. The share of CTNE to be transferred to the Company in connection with the Subscription has been duly authorized and validly issued, fully paid and nonassessable and free and clear of all Encumbrances. CMNE is the sole record and beneficial owner of such share and, at the Closing, will deliver valid and marketable title to such share to the Company. Except as contemplated by this Agreement, there are no outstanding options, warrants or other securities convertible into, or exercisable or exchangeable for, any shares of capital stock of CTNE, nor are there any contracts, commitments, understandings or arrangements by which CTNE is bound to issue any shares of its capital stock or any such options, warrants or other securities. Upon completion of the transactions contemplated by this Agreement, CTNE will be a wholly owned subsidiary of the Company. CMNE is entitled to transfer the share of CTNE to the Company and shall not be required to obtain any consent or approvals from any other Person. The particulars of CTNE and its Subsidiaries are set forth in Schedule 3, which are true and correct as of the date hereof and will be true and correct as of the Closing Date.

(b) DD Documents. The Subscriber and CTNE have timely submitted and delivered to the Company all DD Documents requested for its due diligence review. Such DD Documents delivered by or on behalf of the Subscriber and CTNE in anticipation of the Subscription, taken as a whole, do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) Exclusive Development Rights. The Exclusive Development Rights which CTNE is entitled to are unconditional and irrevocable. CTNE legally owns adequate rights to use the Exclusive Development Rights as described in the DD Documents. There is no claim, action or proceeding being made or brought, or to the knowledge of CMNE, being threatened, against CMNE or CTNE regarding the Exclusive Development Rights. Neither CMNE nor CTNE is aware of any facts or circumstances which might give rise to any of the foregoing infringements or claims, actions or proceedings.

(d) Complete Disclosure. The DD Documents include all contractual or other obligations of CTNE. Except as expressly set forth in the DD Documents, CTNE has no liabilities (whether absolute, accrued, contingent, matured or unmatured) of any nature whatsoever. The Subscriber and CTNE have fully and completely disclosed in the DD Documents all events, liabilities, developments and circumstances in all material aspects which have occurred or exist, or are contemplated to occur, with respect to the Subscriber and CTNE or their respective business, prospects and operations.

ARTICLE VII

COVENANTS OF THE PARTIES

Section 7.1 Each Party. Each of the Parties covenants and undertakes to use its best efforts to timely satisfy each of the covenants and the conditions to be satisfied by it as provided in Articles IV and V.

Section 7.2 The Company. In addition to the covenants made in the Section 7.1 above, the Company covenants and undertakes to the Subscriber as follows:

(a) Corporate Existence. So long as any Subscriber beneficially owns any Ordinary Shares, the Company shall maintain its corporate existence and good standing in its jurisdiction of incorporation.

(b) Conduct of Business. Between the date hereof and the Closing Date, each Group Company shall conduct its respective business in the ordinary course, unless otherwise contemplated by the Transaction Documents. The Business of the Company and its Subsidiaries shall not be conducted in violation of any law, ordinance or regulation of any Governmental Authority, except where such violations would not result, either individually or in the aggregate, in a material adverse change or material adverse development in the business, assets, liabilities, properties, operations, conditions (financial or otherwise), results of operations or prospects of any Group Company (a “Material Adverse Effect”).

(d) Certificate of Incumbency. The Company shall deliver to the Subscriber within fourteen (14) Business Days from the Closing Date a certificate of incumbency evidencing the updated status of the shareholders of the Company after the completion of the transactions contemplated by the Transaction Documents which shall be issued by a registered agent of the Company’s jurisdiction of incorporation.

(e) Registers. The Company shall maintain at its principal executive offices, or such other office or agency of the Company as it may designate by notice to each holder of Ordinary Shares, a register of members and a register of directors. The Company shall keep such registers open and available at all times during business hours for inspection by any Subscriber or its legal representatives.

(f) Change of Name. Subject to approval and permission of the applicable Governmental Authorities, upon the Closing, the Company shall use its best efforts to change its name into “China Merchants New Energy Holdings Limited”

Section 7.3 The Subscriber. In addition to the covenants made in the Section 7.1 above, the Subscriber covenants and undertakes to the Company as follows:

(a) Non-Competition and Non-Circumvention. The Subscriber agrees that, so long as it beneficially owns any Ordinary Shares, the Company shall be the only entity for the Subscriber to invest, directly or indirectly, in rooftop solar plants and systems in China. For the duration of the period in which it owns any interest in the Company, the Subscriber shall not, directly or indirectly, enter into any contract with any other Person in competition with any business of the Company.

(b) Additional Exclusive Development Rights. Should the Subscriber or its Affiliates be entitled or granted additional Exclusive Development Rights in the future, as long as it beneficially owns any Ordinary Shares of the Company, the Subscriber shall (and shall cause its Affiliates to) contribute such additional Exclusive Development Rights to any Group Company for no additional consideration, free from any Encumbrance.

(c) Certificate of Incumbency. The Subscriber shall cause CTNE deliver to the Company within fourteen (14) Business Days from the Closing Date a certificate of incumbency evidencing the updated status of the shareholders of CTNE after the completion of the transactions contemplated by the Transaction Documents which shall be issued by a registered agent of CTNE’s jurisdiction of incorporation.

(d) Waiver of Pre-emptive Rights. The Subscriber acknowledges and agrees that the Company is discussing with GCL-Poly Investment Limited in relation to the issuance and allotment of its 80 ordinary shares to GCL-Poly Investment Limited or its Affiliates at consideration of HK$48,000,000 in cash (the “Potential Offering”). The Subscriber hereby waives any right of first offer, pre-emptive right or other rights to purchase any portion of the ordinary shares to be issued by the Company in connection with the Potential Offering.

ARTICLE VIII

INDEMNIFICATION AND CONTRIBUTION

Section 8.1 Indemnification

(a) Indemnification of the Subscriber. The Company agrees to indemnify and hold harmless the Subscriber, its Affiliates, directors and officers and each person, if any, who controls the Subscriber, from and against any and all losses, claims, damages and liabilities (including, without limitation, legal fees and other expenses incurred in connection with any suit, action or proceeding or any claim asserted, as such fees and expenses are incurred) that arise out of, or in connection with:

(i) actions taken or omitted to be taken by the Company or its Affiliates, officers, directors, employees or agents in breach or violation of its representations, warranties, covenants and agreements set forth in this Agreement or any of the other Transaction Documents; and

(ii) any breach by the Company of its representations, warranties, covenants and agreements set forth in this Agreement or in any of the other Transaction Documents.

(b) Indemnification of the Company. The Subscriber agrees, severally and not jointly, to indemnify and hold harmless the Company, its Affiliates, directors and officers and each person, if any, who controls the Company, from and against any and all losses, claims, damages and liabilities (including, without limitation, legal fees and other expenses incurred in connection with any suit, action or proceeding or any claim asserted, as such fees and expenses are incurred) that arise out of, or in connection with:

(i) actions taken or omitted to be taken by such Subscriber or its Affiliates, officers, directors, employees or agents in breach or violation of its representations, warranties, covenants and agreements set forth in this Agreement or any of the other Transaction Documents; and

(ii) any breach by such Subscriber of its representations, warranties, covenants and agreements set forth in this Agreement or in any of the other Transaction Documents.

Section 8.2 Contribution. If the indemnification provided for in Section 8.1 above is unavailable to an indemnified person or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each indemnifying person, in lieu of indemnifying such indemnified person thereunder, shall contribute to the amount paid or payable by such indemnified person as a result of such losses, claims, damages or liabilities (a) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Subscribers on the other from the Subscription or (b) if the allocation provided by clause (a) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (a) but also the relative fault of the Company on the one hand and the Subscribers on the other in connection with actions, omissions or breaches that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations.

Section 8.3 Limitation on Liability. The Company and the Subscriber agree that it would not be just and equitable if contribution pursuant to this Article VIII were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in Section 8.2 above. The amount paid or payable by an indemnified person as a result of the losses, claims, damages and liabilities referred to in Section 8.2 above shall be deemed to include, subject to the limitations set forth above, any legal or other expenses incurred by such indemnified person in connection with any such action or claim. No person guilty of fraudulent misrepresentation shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

Section 8.4 Non-exclusive Remedies. The remedies provided for in this Article VIII are not exclusive and shall not limit any rights or remedies that may otherwise be available to any indemnified person at law or in equity.

ARTICLE IX

TERMINATION

Section 9.1 Right to Terminate. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written consent of all the Parties;

(b) by the Subscriber at any time if the Subscriber is not satisfied with the results of its due diligence investigation;

(c) by the Company at any time if the Company is not satisfied with the results of its due diligence investigation on CTNE, its Subsidiaries or the Exclusive Development Rights;

(d) by the Subscriber if the Company materially breaches or fails to perform any of its representations, warranties or covenants contained in this Agreement and such breach or failure to perform cannot be or has not been cured within fourteen (14) Business Days following delivery of written notice of such breach or failure to perform;

(e) by the Company if the Subscribers materially breaches or fails to perform any of its representations, warranties or covenants contained in this Agreement and such breach or failure to perform cannot be or has not been cured within fourteen (14) Business Days following delivery of written notice of such breach or failure to perform; or

(f) by any Party if the necessary approvals, permits, consents or authorizations from the Government Authorities or any third parties cannot be obtained on or prior to May 31, 2012, whether pursuant to law, regulatory compliance or otherwise.

Section 9.2 Notice. The Party seeking to terminate this Agreement pursuant to this Article IX shall give prompt written notice of such termination to the other Party. In the event of termination of this Agreement pursuant to this Article IX, this Agreement shall forthwith become void and there shall be no liability on the part of any Party, provided, however, that nothing herein shall relieve or discharge any Party from liability for any breach of this Agreement prior to the date of such termination.

ARTICLE X

MISCELLANEOUS

Section 10.1 Notices. All notices, requests and other communications to any Party hereunder shall be in writing (including facsimile or similar writing and overnight express mail or courier delivery) and shall be given to the address or facsimile number set forth in this Agreement hereto or to such other address or facsimile number as such Party may hereafter specify for the purpose by notice to the other Parties in the manner provided in this Section.

If to CMNE,

Address:	Unit 1011, 10/F, West Tower, Shun Tak Centre,

Connaught Road Central 168-200,

Hong Kong

Fax no.:	+852 3112 8410

E-mail:	luzhenwei@cmhk.com

Attn.:	Mr. Lu Zhenwei

If to the Company,

Address:	Unit 1010, 10/F, West Tower, Shun Tak Centre,

Connaught Road Central 168-200,

Hong Kong

Fax no.:	+852 3112 8410

E-mail:	alan.li@chinactdc.com

Attn.:	Mr. Alan Li

Section 10.2 Amendments and Waivers. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and is executed by each of the Parties. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 10.3 Survival. All representations, warranties, covenants and agreements of the Company and the Subscribers contained or made in this Agreement or in any other written statement or document delivered by them in connection with the transactions contemplated by this Agreement shall survive the execution and delivery of this Agreement and the Closing.

Section 10.4 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective successors and assigns of the Parties; provided, however, that none of the Parties may assign or transfer any of its rights or obligations hereunder except as provided herein.

Section 10.5 Entire Agreement. This Agreement, including the exhibits hereto, constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes any prior understandings, oral or written.

Section 10.6 Severability. In case any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby, and any such term or provision to the extent determined to be invalid, illegal or unenforceable shall be replaced by a valid, legal and enforceable provision that comes as close as possible to carrying out the intent and effect of the defective term or provision.

Section 10.7 Further Assurances. Each Party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

Section 10.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of Hong Kong, without giving effect to the conflicts of laws principles thereof. The Parties hereby submit and agree to the exclusive jurisdiction of the courts of Hong Kong.

Section 10.9 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The English language text of this Agreement shall prevail over any translation thereof.

Section 10.10 Force Majeure. The failure or delay of any of the Parties to perform any obligation under this Agreement solely by reason of acts of God, acts of government, riots, terrorism, wars, or other similar causes beyond its reasonable control (the “Force Majeure”) shall not be deemed to be a breach of this Agreement; provided, however, that the Party so prevented from complying herewith shall not have procured such Force Majeure, shall have used reasonable diligence to avoid such Force Majeure or ameliorate its effects, and shall continue to take all actions reasonably within its power to comply as fully as possible with the terms of this Agreement. Except where the nature of the event shall prevent it from doing so, the Party suffering such Force Majeure shall notify the other Parties in writing promptly after the occurrence such Force Majeure and shall in every insurance, to extent reasonable and lawful under the circumstances, use its best efforts to remove or remedy such event.

Section 10.11 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and shall not in any way affect the meaning or construction of any provision of this Agreement.

IN WITNESS whereof, the Parties hereto have duly executed this Agreement as of the day and year first above written.

CHINA MERCHANTS NEW ENERGY GROUP LIMITED

By	/s/ Lu Zhenwei

Name:	Lu Zhenwei

Title:	Director

SINOFIELD GROUP LIMITED

By	/s/ Alan Li

Name:	Alan Li

Title:	Director